UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC.
Full Name of Registrant
Former Name if Applicable NIVS Industry Park, No. 29-31 Shuikou Road
Address of Principal Executive Office (Street and Number) Huizhou, Guangdong 516006, People's Republic of China
City State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

On March 27, 2011, the Company's Board of Directors appointed a Special Committee comprised of independent directors, to investigate certain allegations of the Company's former auditor, MaloneBailey, LLP ("MaloneBailey"), in connection with which MaloneBailey withdrew its audit opinion related to the Company's audited financial statements for the year ended December 31, 2009, and to take any and all remedial actions as the Special Committee, in its sole discretion, deems to be necessary and appropriate (the “Investigation”).  On the same date, the Special Committee engaged the law firm of Sidley Austin LLP (“Sidley”) to serve as its independent counsel in connection with the Investigation, and on March 30, 2011, Sidley retained the forensic accounting firm of Deloitte Financial Advisory Services LLP (“Deloitte”) to serve as its forensic accounting advisor.  The Special Committee has not completed the Investigation, and has made no findings to date.  The Special Committee has encountered difficulties in obtaining cooperation with the Investigation and as a result, no assurance can be provided as to when or if the Investigation will be completed.

On May 14, 2011, BDO China Li Xin Da Hua CPAs (“BDO”) resigned as the Company’s independent auditor, effective immediately. For details regarding BDO’s resignation, see the Company’s current report on Form 8-K to be filed on or before May 19, 2011.

The Company is unable to predict when it will be in a position to file its quarterly report on Form 10-Q for the quarter ended March 31, 2011.  The Company intends to submit such filing as soon as practicable after completion of the Special Committee's Investigation and work by a new auditor.

Safe Harbor Statement

This notice contains certain "forward-looking statements" relating to the business of the Company and its subsidiary companies. All statements, other than statements of historical fact included herein are "forward-looking statements" including statements regarding: the conduct, timing, duration and outcome of the investigation of the Special Committee of the Board of Directors into the allegations made by MaloneBailey; the Company’s ability to engage a new auditor and the timing of such engagement; the Company's business and operations; business strategy, plans, and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume any duty to update these forward-looking statements.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Tianfu Li (CEO)	86 752	3125862
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☐ Yes      ☒ No

Annual Report on Form 10-K for the year ended December 31, 2010

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☐ Yes      ☐ No*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* The Company's narrative disclosure in Part III hereof, is incorporated herein by reference. At this time, the Company is unable to predict if any significant change in results of operations from the quarter ended March 31, 2010 will be reflected by the earnings statements to be included in the report for the quarter ended March 31, 2011.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2011	By:	/s/ Tianfu Li
Tianfu Li
Chief Executive Officer